

American Stories Entertainment, Inc

Audited Financial Statements

For the years ended 2022 and 2023

American Stories Entertainment, Inc.

Financial Statements

For the years ended 2022 and 2023

INDEX TO AUDITED FINANCIAL STATEMENTS



September 16, 2024

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

American Stories Entertainment, Inc.

1350 County Road 1 #2156

Dunedin, FL 34697

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of American Stories Entertainment, Inc. as of December 31, 2022 and 2023 and the related statements of operations, changes in owner's equity and cash flows for the years then ended and the notes to those statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements is also executed.



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stories Entertainment, Inc. as of December 31, 2022 and 2023 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Sep 16, 2024

Licensed Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

cpa@cfaudits.com

American Stories Entertainment, Inc.

Balance Sheet Statement

As of December 31, 2022 & 2023

	2022	2023
ASSETS		
Current Assets		
Bank Balance	3,486	417
Accounts Receivables	342	342
Total Current Assets	**3,828**	**759**
Non-Current Assets		
Produced Films	1,472,160	2,342,860
Accumulated Amortization	(120,014)	(342,126)
Total Intangible Assets	**1,352,145**	**2,000,734**
TOTAL ASSETS	**1,355,973**	**2,001,493**
LIABILITIES AND EQUITY		
Liabilities		
Loans	25,000	38,200
Total Liabilities	**25,000**	**38,200**
Equity		
Common Stock – Class A – Voting Shares	2,000	2,000
Common Stock – Class B – Non-Voting Shares	1,518,509	1,787,472
Retained Earnings	(189,537)	173,821
Total Equity	**1,330,973**	**1,963,293**
TOTAL LIABILITIES AND EQUITY	**1,355,973**	**2,001,493**

American Stories Entertainment, Inc.

Income Statement

For the years ended 2022 & 2023

	2022	**2023**
Revenues		
Sales	243,539	770,053
Sales Discounts	-	(2,004)
Net Revenues	**243,539**	**768,049**
Operating Expenses		
Outside Services	28,340	68,231
Travel Expense	9,785	6,424
Advertising Revenue Sharing	9,142	-
Professional Fees	20,402	9,799
Dues & Subscriptions	1,235	48,857
Advertising and Promotion	48,302	34,597
Software Expenses	-	1,046
Miscellaneous Expenses and Fees	717	11,257
Bank Service Charges	1,820	2,369
Notes Conversion Expense	230,481	-
Amortization Expense	120,014	222,112
Total Operating Expenses	**470,236**	**404,691**
Net Income (Loss)	**(226,697)**	**363,358**

American Stories Entertainment, Inc.

Statement of Changes in Equity

For the years ended 2022 & 2023

	Class A Common Stock		Class B Common Stock		Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount		
Balance - January 1, 2022	2,000	$ 2,000	1,105,981	$ 674,811	$ 37,160	$ 713,971
Capital Contributions During 2022	-	-	10,861,385	843,699	-	1,557,669
Net Income (Loss) - December 31, 2022	-	-	-	-	(226,697)	1,330,973
Balance - December 31, 2022	2,000	$ 2,000	11,967,366	$ 1,518,509	($ 189,537)	$ 1,330,973
Capital Contributions During 2022	-	-	38,363,554	268,962	-	1,599,935
Net Income (Loss) - December 31, 2023	-	-	-	-	363,358	1,963,293
Balance - December 31, 2023	2,000	$ 2,000	50,330,920	$ 1,787,472	$ 173,821	$ 1,963,293

American Stories Entertainment, Inc.

Statement of Cash Flows

For the years ended 2022 & 2023

	2022	2023
Cash Flows from Operating Activities		
Net Income (Loss)	(226,697)	363,358
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of Films	120,014	222,112
Change in Accounts Receivables	(342)	-
Net Cash Used in Operating Activities	**(107,024)**	**585,470**
Cash Flows from Investing Activities		
Produced Films	(596,241)	(870,701)
Net Cash Flows from Investing Activities	**(596,241)**	**(870,701)**
Cash Provided by Financing Activities		
Convertible Notes	(185,500)	-
Loans	1,000	13,200
Common Shares	843,699	268,962
Net Cash Provided by Financing Activities	**659,199**	**282,162**
Net Change in Cash	**(44,067)**	**(3,068)**
Cash and Cash Equivalents - Beginning of Year	47,552	3,485
Cash and Cash Equivalents - End of Year	**3,485**	**417**

American Stories Entertainment, Inc.

Notes to the Financial Statements

As of December 31, 2022 & 2023

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

American Stories Entertainment, Inc. was incorporated in Florida in December 2020. The company produces TV programming for its channels found on Roku, Amazon Fire TV and Apple TV. The company generates income through advertising, merchandise sales both physical and digital, and TV distribution rights. The company has already produced and/or distributed over 40 episodes of programming. ASE also is accelerating NFT sales, and digital merchandise, in 2023 and 2024.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from financing activities. The Company has incurred cumulative net losses of $(189,537) and negative cash flow from operations since incorporation. Management believes that its go-to-market strategy and subscription-based model will result in the Company transitioning to generating positive cash flows from operations.

Management's plans include raising additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition, and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2022 & 2023

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to performance obligations in the contract, and
- Recognize revenue as the performance obligation is satisfied.

- Share-Based Compensation

- ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

- The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier performance commitment date or performance completion date.

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2022 & 2023

NOTE 4 - PRODUCED FILMS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the company has capitalized direct costs spent for the production of those movies.

The management decided to capitalize the films based on the total duration of the films as a standard for cost allocation and the percentage of completion of each film at the end of the year. Furthermore, management have identified the direct costs related to films production, and with respect to the conservatism principle, capitalized percentage of the costs that may have some transactions not directly related to the films production. The below schedules illustrate the costs allocated and the films costs that have been capitalized:

1. **Direct costs incurred and capitalized:**

Cost Center	2021	2022	2023	Capitalized Amount
Outside Services	374,889	218,218	614,075	1,207,182
Shoot & Event Exp	431,457	259,236	230,861	921,554
Travel Expense	42,688	29,355	19,271	91,314
Other Shooting Expenses	16,094	87,267	5,695	109,056
Shoot Equipment	10,791	-	799	11,590
Total	**875,919**	**596,241**	**870,701**	**1,472,160**

2. **Films Produced and Capitalized.**

Series Name	Percentage of Completion 2021	Percentage of Completion 2022	Percentage of Completion 2023	Cost of Movies as of end of 2022
Surviving Mann - Season 1	100%	100%	100%	240,324
Surviving Mann - Season 2	0%	25%	100%	675,788
Surviving Mann Aftermath - Season 1	100%	100%	100%	166,378
Surviving Mann Aftermath - Season 2	0%	25%	25%	72,897
Country Ball - Season 1	71%	100%	100%	212,312
Country Ball - Season 2	0%	20%	20%	69,981
This Week In High School Football	100%	100%	100%	102,045
Friday Night Game Of The Week	50%	50%	50%	133,103
Get The Word Out	100%	100%	100%	23,293
Surviving Mann All Stars - Season 1	30%	40%	100%	348,563
Beyond The Close	30%	100%	100%	298,176
Total				**2,342,860**

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2022 & 2023

NOTE 5 – IMPAIRMENT OF CAPITALIZED ASSETS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the standard requires management to assess the value of the produced films on regular basis for impairment.

Management estimates the life of each produced film and shall amortize those assets based on the estimated lifetime. Furthermore, management will test those films for impairment at the end of each year following the production year. Below table shows the amortization expense for 2022.

Description	Life in Years	Total Cost Eligible for Amortization	Amortization 2023	Total Amortization
Surviving Mann - Season 1	5	240,324	48,065	96,130
Surviving Mann Aftermath - Season 1	5	166,378	33,276	66,551
Country Ball - Season 1	5	212,312	42,462	42,462
This Week in High School Football	3	102,045	34,015	68,030
Get the Word Out	5	23,293	4,659	9,317
Beyond The Close	5	298,176	59,635	59,635
Total		**1,042,528**	**222,112**	**342,126**

NOTE 6 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue (296,000,000) shares of which (256,000,000) are Common Stock, (8,000) of which are voting Common Shares (Class A Shares) and the remaining Common Shares are non-voting shares (Class B Shares); as well as (40,000,000) shares of Preferred Stock, having a par value of $0.0001 per share.

As of December 31, 2021 there were 2,000 shares of common stock with voting rights issued and outstanding, and 1,353,681 of stocks with no voting rights issued and outstanding.

As of December 31, 2022 there were 2,000 shares of common stock with voting rights issued and outstanding, and 11,967,366 of stocks with no voting rights issued and outstanding.

As of December 31, 2023 there were 2,000 shares of common stock with voting rights issued and outstanding, and 50,330,920 of stocks with no voting rights issued and outstanding.

American Stories Entertainment, Inc.

Notes to the Financial Statements (continued)

As of December 31, 2022 & 2023

NOTE 8 – PAYABLES

The QSM loan balance is $24,000, which is a related party loan, obtained during September 2021, and shall be settled soon as cash is available.

Loans payable balance is $187,500.00 which consists of Convertible Commercial Notes that were transferred into common shares at $0.50 per share for different investors during 2022, the cost of transferring the notes into shares was $230,481.